FermaVir Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 445
New York, New York 10170

March 7, 2006

VIA FACSIMILE AND EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Zafar Hasan, Esq.

Re:	FermaVir Pharmaceuticals, Inc.

Registration Statement on Form SB-2 Amendment No. 1 to Form SB-2 File No. 333-131538

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), FermaVir Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Wednesday, March 8, 2006, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FERMAVIR PHARMACEUTICALS, INC.

By: /s/ Geoffrey W. Henson
Name: Geoffrey W. Henson
Title: Chief Executive Officer